Filed by Tektronix, Inc. Pursuant to Rule 165 and Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inet Technologies, Inc. Commission File No. 000-24707

This filing relates to the proposed acquisition by Tektronix, Inc. (“Tektronix”) of Inet Technologies, Inc. (“Inet”) pursuant to the terms of an Agreement and Plan of Merger, dated June 29, 2004, by and among Tektronix, Inet, Impala Merger Corp. and Impala Acquisition Co. LLC (the “Merger Agreement”). Tektronix has filed the Merger Agreement with the Securities and Exchange Commission (“SEC”) as an exhibit to the Current Report on Form 8-K filed by Tektronix on June 30, 2004, which report is incorporated by reference into this filing.

The following is the text of materials posted on the Tektronix investor web site at <http://www.tek.com/ir/ccbn_presentation.html> on July 6, 2004.

Statements and information in this filing that relate to future events or results (including the combined companies’ expectations as to sales, earnings per share, cost structure, market position, market growth opportunities and new products) are based on Tektronix’ and Inet’s current expectations. They constitute forward-looking statements subject to a number of risk factors, which could cause actual results to differ materially from those currently expected or desired. Those factors include: worldwide geopolitical and economic conditions; business conditions in the electronics, communications, computer and advanced technologies industries; the satisfaction of the acquisition transaction closing conditions, the development and successful implementation of acquisition integration plans, the achievement of acquisition based synergy projections (both cost and revenue based), the retention of key Inet employees and customers, and other risks associated with the acquisition. Further information on factors that could cause actual results to differ from those anticipated is included in filings made by Tektronix and Inet from time to time with the Securities and Exchange Commission, including but not limited to, annual reports on Form 10-K and the quarterly reports on Form 10-Q.

Tektronix to Acquire Inet Technologies

June 2004

Additional Information About the Acquisition and Where to Find It

> Tektronix and Inet intend to file with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4, which will contain a proxy statement/prospectus with respect to the acquisition and other relevant materials. WE URGE INET STOCKHOLDERS AND INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT TEKTRONIX, INET AND THE ACQUISITION. The proxy statement and prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement and prospectus, and any other reports and documents filed by Tektronix or Inet with the SEC, may be obtained free of charge at the SEC’s web site at www.sec.gov.

> Investors and security holders may obtain copies of all documents filed with the SEC relating to the acquisition, free of charge, at the SEC’s web site (www.sec.gov). Investors and security holders may also obtain these documents free of charge from Tektronix at the Investor Relations link on Tektronix’s web site at www.tektronix.com or by contacting Tektronix’s Investor Relations at (503) 627-5614. Documents will also be available at the link entitled SEC filings in the Investor Relations section of Inet’s web site, www.inet.com, or by contacting Inet’s Investor Relations at (469) 330-4171.

> Tektronix and Inet and their respective directors and executive officers may be deemed participants in the solicitation of proxies from security holders in connection with this transaction. Information about the directors and executive officers of Tektronix and Inet and information about other persons who may be deemed participants in this transaction will be included in the proxy statement and prospectus. You can find information about Tektronix’s executive officers and directors in Tektronix’s proxy statement (DEF14A) filed with the SEC on August 21, 2003. You can find information about Inet’s officers and directors in their proxy statement (DEF14A) filed with the SEC on April 9, 2004. You can obtain free copies of these documents from the SEC or from Tektronix and Inet using the contact information above. In addition, directors and executive officers of Inet may have direct or indirect interests in the acquisition due to securities holdings, pre-existing or future indemnification arrangements, vesting of options, or rights to severance payments if their employment is terminated following the acquisition. Additional information regarding Tektronix, Inet, and the interests of their respective executive officers and directors in the merger is contained in the proxy statement and prospectus.

> We urge Inet’s stockholders to read the proxy statement/prospectus, including the annexes attached to, and the reports incorporated by reference in, the proxy statement/prospectus, and any future report and document filed with the SEC by Tektronix and Inet, before making any voting or investment decision with respect to the acquisition.

Inet Company Background

> Wireline & wireless network monitoring and protocol analysis (performance management and diagnostic products)

> Founded in 1989; Profitable Operations Since 1990

> Public Since May 1999 (NASDAQ: XXXX)

> Headquartered in Richardson, Texas

> $400M+ market cap; $172M net cash

> 500 Employees

> Tier 1 network operators/carriers

> Market Leader

	FY03	FY04 Guidance
Sales	$103.8	$112 - 117
Operating Income	$15.2
Op Margin	14.6%	14 - 22%
EPS	$0.30	$0.36 - 0.38

Network Monitory & Protocol Test Market

Industry “Food Chain”

Equipment Manufacturers	Network Operators
Verify Equipment Design & Integrate into Network	Operate & Monitor
Network Element Test	Systems Integration Test	Field Trial	Installation & Commissio- ning	Network Maintenance & Restoration	Network Optimization	Service Quality Analysis
Nortel Networks Ericsson Alcatel Cisco Systems Siemens	ERA Cingular Alltel T-Mobile O2 SK Telecomm Nextel Taiwan Cellular Corporation Verizon Entel Vodaphone

Tektronix Company Background

> One of the largest T&M companies

> Innovative technology

> Headquartered in Portland, Oregon

> Approx. 4,000 employees worldwide

> Market leading products

> Industry leading customers

	FY04	FY03
Sales	$920.6	$791.0
Operating Income	$113.5	$54.0
Op Margin	12.3%	6.8%
EPS	$1.08	$0.56

Winning a Product Category at a Time

Oscilloscopes		Logic Analyzers		Signal Sources
	4		+
Video Test		Mobile Protocol Test		RF Test

Tektronix - MPT Background

> Acquired Siemens Protocol Test 1997

> Acquired Necsy (Monitoring) 1999

> Over $100 million revenue

> Profitable and growing

> 300 employees

> Engineering design centers in Berlin, Padova and China

Network Monitory & Protocol Test Market

Industry “Food Chain”

Equipment Manufacturers	Network Operators
Verify Equipment Design & Integrate into Network	Operate & Monitor

Tektronix

Network Element Test	Systems Integration Test	Field Trial	Installation & Commissio- ning	Network Maintenance & Restoration	Network Optimization	Service Quality Analysis
Nortel Networks Ericsson Alcatel Cisco Systems Siemens	ERA Cingular Alltel T-Mobile O2 SK Telecomm Nextel Taiwan Cellular Corporation Verizon Entel Vodaphone

Network Monitory & Protocol Test Market

Industry “Food Chain”

Equipment Manufacturers	Network Operators
Verify Equipment Design & Integrate into Network	Operate & Monitor

Tektronix

Network Element Test	Systems Integration Test	Field Trial	Installation & Commissio- ning	Network Maintenance & Restoration	Network Optimization	Service Quality Analysis
Nortel Networks Ericsson Alcatel Cisco Systems Siemens	ERA Cingular Alltel T-Mobile O2 SK Telecomm Nextel Taiwan Cellular Corporation Verizon Entel Vodaphone

Network Monitoring & Protocol Test Market

$370M	$335M	$705M
Tektronix	Inet
Diagnostics	Monitoring	New Tektronix Total Monitoring & Diagnostics

Complementary Relative Strengths

Inet	Tek MPT
> Monitoring	> Diagnostics
> Wireline	> Wireless
> Network Operators	> Equipment Manufacturers
> Network Management Software	> Probes and Protocols
> VoIP	> UMTS
> Sales in USA	> Sales in Asia
> Based in Texas’ “Telecom Corridor”	> Based in Europe

Why This Makes Sense Strategically

> Fits with our strategy to develop leadership positions in select T&M product categories that are large and growing

– Positions us as a market leader in network monitoring & protocol test/analysis

> Increases addressable market by $335 million to over $700 million

> Strategic synergy should accelerate growth in Network Monitoring & Protocol Test (NMPT) business

– Product – Technology – Customer– Geographic coverage

> Combination will enable innovation – accelerate development and implementation of advanced technologies such as

– GPRS – UMTS — VoIP

> Transaction is consistent with our rigorous acquisition filter

– Consistent with strategy – Executable – Financially sound